

June 20, 2011

<u>Via Facsimile</u>
Tena Mayberry
Chief Executive Officer
Fortune Industries, Inc.
6402 Corporate Drive
Indianapolis, Indiana 46278

>**Re: Fortune Industries, Inc.**
>
>**Form 10-K for the Year Ended June 30, 2010**
>**Filed September 28, 2010 as amended May 13, 2011 and June 9, 2011**
>
>**Form 10-Q for the Quarterly Period ended September 30, 2010**
>**Filed November 15, 2010 as amended May 13, 2011 and June 9, 2011**
>
>**Form 10-Q for the Quarterly Period ended December 31, 2010**
>**Filed February 14, 2011 as amended May 13, 2011 and June 9, 2011**
>
>**Form 10-Q for the Quarterly Period ended March 31, 2011**
>**Filed May 13, 2011**
>
>**File Number 001-32543**

Dear Ms. Mayberry:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended June 30, 2010
Item 9A. Controls and Procedures, page 54

Form 10-Q for the quarterly period ended September 30, 2010
Item 4. Controls and Procedures, page 16

Form 10-Q for the quarterly period ended December 31, 2010
Item 4. Controls and Procedures, page 16

1.   We note your amended disclosure provided in response to comment one from our letter
        dated May 24, 2011. Please revise to disclose the basis of your conclusion that your
        disclosure controls and procedures were not effective.

2.   As noted previously, the failure to provide management's report pursuant to Item 308 of
        Regulation S-K at the time of filing renders each periodic report materially deficient.
        Accordingly, please amend each periodic report to state that your disclosure controls and
        procedures were not effective at the end of each period due to the fact that you failed to
        address internal control over financial reporting.

Form 10-Q for the quarterly period ended March 31, 2011
Item 4. Controls and Procedures, page 15

3.   It appears that you did not include management's report on internal control over financial
        reporting as required by Item 308 of Regulation S-K. Amend to provide management's
        assessment or to state that it did not conduct such an evaluation.

4.   As noted above, the failure to provide management's report renders the periodic report
        materially deficient. Accordingly, please amend your Form 10-Q for the quarterly period
        ended March 31, 2011 to state that your disclosure controls and procedures were not
        effective due to the fact that you failed to address internal control over financial
        reporting.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Staff Attorney, at (202) 551-3399, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Tena Mayberry
        Facsimile: (615) 843-1466